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Exhibit (a)(1)(xv)

Kudelski's Tender Offer to Acquire OpenTV

Kudelski Group Comments On Arcadia Capital's Misleading and
Inaccurate Letter

OpenTV Shareholders Should Act Now Before the November 6th
Tender Offer Expiration

Cheseaux, Switzerland—November 2, 2009—The Kudelski Group (SIX: KUD.VX) today commented on a letter issued to OpenTV Corp. (NASDAQ: OPTV) shareholders by Arcadia Capital Advisors, LLC, a short-term opportunistic shareholder, regarding the tender offer commenced by Kudelski on October 5, 2009 to acquire all outstanding Class A shares of OpenTV Corp. not already owned by Kudelski or its subsidiaries for US$1.55 per share in cash, implying a total equity value of at least US$215 million1.

1
Based upon valuing the aggregate Class A and Class B shares at the US$1.55 per share offer price. Does not reflect any premium that would be associated with the higher voting Class B shares.

Kudelski encourages OpenTV shareholders to disregard inaccurate and misleading statements recently made by Arcadia and reserves its specific commentary on and rebuttals of such letter for a later time. Arcadia's rhetoric clearly ignores the competitive challenges OpenTV is facing and the business fundamentals of the company.

Further, Kudelski encourages OpenTV shareholders to keep in mind the following key elements:

  PREMIUM ALL CASH OFFER AVAILABLE TO ALL OPENTV SHAREHOLDERS

  The tender offer is compelling and open to all shareholders, but take note that Kudelski will not overpay for an asset it has controlled since 2007 and whose value is at significant risk.

  OPENTV HAS SIGNIFICANT REVENUES AND PROFITABILITY AT RISK AS A STANDALONE COMPANY

  OpenTV's ability to create shareholder value as a standalone public company is at serious risk due to the rapidly changing competitive landscape, and Kudelski believes that a material portion of OpenTV's revenues within the current top 20 customer base are declining, with a continuing trend year-over-year in the future.

  OpenTV is today the only remaining standalone middleware provider in a market where customer demand for middleware only products is weakening and where customers are increasingly opting for integrated end-to-end solutions.

  MATERIAL INVESTMENTS NEEDED TO ENSURE OPENTV VIABILITY

  Were OpenTV to remain independent, Kudelski would advocate through its majority position on OpenTV's board of directors for a three-year expenditure of US$100 million to US$150 million on developing new technology and solutions through R&D, acquisitions and other strategic initiatives to ensure OpenTV a legitimate opportunity for viability as a standalone entity.

  MAJOR OPENTV SHAREHOLDER RECENTLY SOLD MAJORITY OF ITS HOLDINGS AT AN AVERAGE PRICE BELOW TENDER OFFER PRICE

  Kudelski is convinced that Arcadia is just repeating many of the assertions, which appeared to be inaccurate, previously made by Discovery Group regarding OpenTV's value. Discovery Group, which recently sold more than 7 million shares, or the majority of its OpenTV shares, for an average sale price below US$1.55, had six months ago strongly and publicly advocated that OpenTV's fair value was US$2.00 to US$2.50.

  OpenTV shareholders should also remember that on the first trading day after the withdrawal of our US$1.35 per share proposal earlier this year, OpenTV's shares closed down 20% from their prior closing price, which Kudelski believes showed that OpenTV's share price had been artificially inflated following Kudelski's proposal by unrealistic value expectations and short term speculation among shareholders.

Kudelski recommends that you to take into consideration all the foregoing elements when considering whether to tender, but do not forget to

ACT NOW BEFORE THE NOVEMBER 6, 2009 TENDER OFFER EXPIRATION.

Kudelski encourages all shareholders to make their decision as to whether or not to tender based upon all information available. The tender offer and withdrawal rights are scheduled to expire at 5:00 pm New York City time on Friday, November 6, 2009, unless extended as described in the Offer to Purchase filed with the SEC and distributed to shareholders. OpenTV shareholders are encouraged to visit www.opentvvalue.com for the latest information, frequently asked questions and relevant SEC filings containing further details on the tender offer. Shareholders can also call MacKenzie Partners, Inc., the Information Agent for the offer, at (800) 322-2885 (toll-free).

About The Kudelski Group
The Kudelski Group (SIX: KUD.VX) is a world leader in digital security and convergent media solutions for the delivery of digital and interactive content. Its technologies are used in a wide range of services and applications requiring access control and rights management to secure the revenue of content owners and service providers for digital television and interactive applications across broadcast, broadband and mobile delivery networks. The Kudelski Group is also a world technology leader in the area of access control and management of people or vehicles to sites and events. It additionally offers professional recorders and high-end Hi-Fi products. The Kudelski Group is headquartered in Cheseaux-sur-Lausanne, Switzerland. Please visit www.nagra.com for more information.

IMPORTANT INFORMATION

This communication does not constitute an offer to buy or a solicitation of an offer to sell any securities. Kudelski SA and Kudelski Interactive Cayman, Ltd., a subsidiary of Kudelski SA, have filed a Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO with the SEC containing an offer by Kudelski Interactive Cayman, Ltd. to purchase all of the outstanding Class A shares of OpenTV not owned by Kudelski SA or its subsidiaries for US$1.55 per share. The tender offer is being made solely by means of the Offer to Purchase, and the exhibits filed with respect thereto (including the letter of transmittal), which contain the full terms and conditions of the tender offer. OpenTV shareholders are urged to read carefully in their entirety those and other documents filed with the SEC, as they may be amended, because they contain important information about the tender offer. OpenTV shareholders can obtain copies of all materials filed by Kudelski SA with the SEC free of charge at the SEC's website, www.sec.gov, or by calling MacKenzie Partners, Inc., the Information Agent for the tender offer, at (800) 322-2885 (toll-free). Shareholders can also access these and other materials related to the tender offer at www.opentvvalue.com.

This communication contains forward-looking statements that involve certain risks and uncertainties that are difficult to predict. These statements are based on current expectations of Kudelski and its affiliates and currently available information. They are not guarantees of future performance and are based upon assumptions as to future events that may not prove to be accurate.

Investor contacts:	Media contacts:
Santino Rumasuglia	Daniel Herrera (European media)
Kudelski Group	Kudelski Group
+41-21-732-01-24	+41-21-732-01-81
Amy Bilbija/Bob Marese	Andrew Cole/Diane Henry (US media)
MacKenzie Partners	Sard Verbinnen & Co
650-798-5206/212-929-5500	415-618-8750

QuickLinks

  Exhibit (a)(1)(xv)
Kudelski's Tender Offer to Acquire OpenTV
Kudelski Group Comments On Arcadia Capital's Misleading and Inaccurate Letter
OpenTV Shareholders Should Act Now Before the November 6th Tender Offer Expiration